UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER: 000-33187

CUSIP NUMBER: 45776H208

NOTIFICATION OF LATE FILING

(Check One)

X .	Form 10-K	.	Form 20-F	.	Form 11-K

.	Form 10-Q	.	Form 10-D	.	Form N-SAR	.	Form N-CSR

For Period Ended: December 31, 2009

     . Transition Report on Form 10-K

     . Transition Report on Form 20-F

     . Transition Report on Form 11-K

     . Transition Report on Form 10-Q

     . Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_________________________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

_________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

instaCare Corp.

Full Name of Registrant

N/A

Former Name if Applicable

2660 Townsgate Road, Suite 300

Address of Principal Executive Office (Street & Number)

Westlake Village, CA 91361

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file its annual report on Form 10-K within the prescribed time period because the Registrant’s Chief Financial Officer suffered from a month long illness and thus encountered some difficulty in the compilation of its financial statements for review by its independent public accountant. The Registrant currently expects to file its annual report on Form 10-K for the year ended December 31, 2009 on or before the fifteenth calendar day following the prescribed due date for the filing of the Registrant's Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Keith Berman	(805)	446-1973
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

X .Yes . No

If answer is no, identify report(s).

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

X .Yes . No

The Registrant expects to report approximately $19.6 million of revenues for the year ended December 31, 2009, compared to revenues of approximately $14.9 million for fiscal 2008. The Registrant expects to report approximately $19.7 million of total operating expenses in fiscal 2009 compared to approximately $14.2 million in fiscal 2008. The results of operations stated above are only preliminary estimates and should not be relied upon as the actual results of operations.

instaCare Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By:	/s/ Keith Berman
Keith Berman, Principal Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).